PERSONALIS, INC.

6600 Dumbarton Circle

Fremont, California 94555

VIA EDGAR

January 4, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: J. Conlon Danberg

Re:	Personalis, Inc.
Registration Statement on Form S-3
File No. 333-276206

Acceleration Request
Requested Date:	January 8, 2024
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Personalis, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-276206) (the “Registration Statement”) to become effective on Monday, January 8, 2024, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Laura Berezin or Asa Henin of Cooley LLP, our outside counsel, at (206) 452-8775 or (858) 550-6104. Thank you for your assistance with this matter.

Sincerely,

PERSONALIS, INC.

By:	/s/ Aaron Tachibana
Aaron Tachibana
Chief Financial Officer and Chief Operating Officer